Filed Pursuant to Rule 433

Registration Statement No. 333-285508

February 12, 2026

News

FOR IMMEDIATE RELEASE

BMO Announces Upcoming Splits of Three Series of its Exchange Traded Notes (NYSE Arca: BULZ, SHNY and SPYU)

NEW YORK, February 12, 2026 – Bank of Montreal (“BMO”) announced today that it will be implementing splits of three series of its outstanding Exchange Traded Notes listed in the table below (each, an “ETN” and, collectively, the “ETNs”). Each split is expected to be effective at the open of trading on February 24, 2026 (the “Ex-Date”).

The table below summarizes the splits.

ETN Title	Ticker Symbol	Split Ratio	Split Factor	CUSIP
MicroSectorsTM FANG & Innovation 3× Leveraged ETNs due June 28, 2041	BULZ	10-for-1	10	063679559
MicroSectorsTM Gold 3× Leveraged ETNs due January 29, 2043	SHNY	10-for-1	10	063679526
MAX S&P 500® 4× Leveraged ETNs due November 30, 2043	SPYU	2-for-1	2	063679567

The closing Indicative Note Value of each series of ETNs on February 23, 2026 (the “Pay Date”) will be divided by the applicable Split Factor to determine the split-adjusted closing Indicative Note Value of such ETNs. The number of ETNs outstanding at the close of trading on the Pay Date correspondingly will be multiplied by the applicable Split Factor to determine the adjusted number of ETNs outstanding as of the Ex-Date. The holders of the ETNs as of February 20, 2026 (the “Record Date”) will see this change reflected on the Pay Date. The split will be effective at the open on the Ex-Date, and the ETNs will begin trading on the NYSE Arca on a split-adjusted basis on that date.

Following the split, each series of ETNs will have the same CUSIP and will continue to trade under its current ticker symbol.

Each split will affect the trading denominations of the applicable series of ETNs, but will not have any effect on the aggregate principal amount of such ETNs.

Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the applicable ETN Prospectus (as defined below).

Illustration of a Split

The following table shows the effect of a hypothetical 10-for-1 split based on a hypothetical number of ETNs held and a hypothetical closing Indicative Note Value for the ETNs. The closing Indicative Note Value of an ETN is not the same as the trading price of such ETN.

	Number of ETNs Held	Hypothetical Closing Indicative Note Value	Aggregate Closing Note Indicative Value
Pre-Split	10,000	$50.00 per ETN	$500,000
Post 1-for-10 Split	100,000	$5.00 per ETN	$500,000

Disclosures

The ETNs are not intended to be “buy and hold” investments and are not intended to be held to maturity. Instead, the ETNs are intended to be daily trading tools for sophisticated investors to manage daily trading risks as part of an overall diversified portfolio. The ETNs are designed to reflect a 3× or 4×, as applicable, leveraged long exposure to the performance of the relevant index on a daily basis, before taking into account the negative effect of the fees and charges. However, as a result of the daily resetting leverage, the returns on the ETNs over different periods of time can, and most likely will, differ significantly from three times or four times, as applicable, the return on a direct long investment in the relevant index. The ETNs are designed to achieve their stated investment objectives on a daily basis. The performance of the ETNs over different periods of time can differ significantly from their stated daily objectives. The ETNs are considerably riskier than securities that have intermediate- or long-term investment objectives and are not suitable for investors who plan to hold them for a period of more than one day or who have a “buy and hold” strategy. Investors should actively and continuously monitor their investments in the ETNs on an intraday basis, and any decision to hold the ETNs for more than one day should be made with great care and only as the result of a series of daily (or more frequent) investment decisions to remain invested in the ETNs for the next one-day period. The ETNs are very sensitive to changes in the level of the relevant index, and returns on the ETNs may be negatively affected in complex ways by the volatility of the relevant index on a daily or intraday basis. It is possible that investors will suffer significant losses in the ETNs even if the long-term performance of the relevant index is positive. Accordingly, the ETNs should be purchased only by sophisticated investors who understand and can bear the potential risks and consequences of the ETNs that are designed to provide exposure to the leveraged performance of the relevant index on a daily basis and that will be highly volatile and may experience significant losses, up to the entire amount invested, in a short period of time.

For additional information, including a discussion of the risks relating to an investment in the ETNs, please carefully read the applicable pricing supplement and related documents that we have filed with respect to the ETNs (each, an “ETN Prospectus”). Investors should review the relevant ETN Prospectus carefully prior to making an investment decision.

The ETN Prospectus relating to each series of ETNs can be found on EDGAR, the Securities and Exchange Commission (the “SEC”) website at: www.sec.gov, as well as on the applicable product websites at the following links: www.bmoetns.com, www.microsectors.com and www.MAXetns.com.

Bank of Montreal, the issuer of each series of the ETNs, has filed a registration statement (including a pricing supplement, product supplement (if applicable), prospectus supplement and prospectus) with the SEC regarding each series of the ETNs. Please read those documents and the other documents relating to these securities that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and the applicable securities. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, and any agent or dealer that participated in the offering of the ETNs, will arrange to send the applicable pricing supplement, the product supplement (if applicable), the prospectus supplement and the prospectus if so requested by calling toll-free at 1-877-369-5412.

The ETNs are senior, unsecured obligations of BMO, and are subject to BMO’s credit risk.

Investment suitability must be determined individually for each investor, and the ETNs are not suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own financial advisors as to these matters.

About MAXTM

Launched in 2023, MAX™ is the leveraged and inverse leveraged exchange traded notes brand of BMO. MAX™ ETNs offer sophisticated investors efficient, tactical leveraged exposure to market sectors to manage risk and potentially enhance returns.

For more information, please visit www.MAXetns.com.

About REX Shares

REX Shares (“REX”) is a leading provider of innovative exchange-traded products (“ETPs”). With over $8 billion in assets under management, REX is known for pioneering the MicroSectors™ and T-REX product lines, offering leveraged and inverse exposure to a variety of stocks and market sectors. REX continues to drive innovation through its growing suite of ETPs, serving investors seeking sophisticated trading tools, options-based income strategies, and unique crypto exposures.

For more information, please visit www.rexshares.com or www.microsectors.com

Follow REX (@REXShares) and MicroSectors (@msectors) on X.

REX Media Contacts: rexshares@gregoryfca.com

About BMO Financial Group

BMO Financial Group is the seventh largest bank in North America by assets, with total assets of $1.5 trillion as of October 31, 2025. Serving clients for 200 years and counting, BMO is a diverse team of highly engaged employees providing a broad range of personal and commercial banking, wealth management, global markets and investment banking products and services to approximately 13 million clients across Canada, the United States, and in select markets globally. Driven by a single purpose, to Boldly Grow the Good in business and life, BMO is committed to driving positive change in the world, and making progress for a thriving economy, sustainable future, and stronger communities.

Bank of Montreal ETNs: US.ETN@bmo.com, +1 (877) 369-5412

Internet: www.bmo.com

MicroSectors™ and REX™ are trademarks of REX. The trademarks have been licensed for use for certain purposes by REX. The indices have been licensed for use by REX. The ETNs are not sponsored, endorsed, sold or promoted by REX or any of its affiliates or third-party licensors (collectively, “REX Index Parties”). REX Index Parties make no representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the indices to track general stock market performance.

The S&P 500® Index is a product of S&P Dow Jones Indices LLC (“SPDJI”), and has been licensed for use by BMO. Standard & Poor’s®, S&P®, S&P 500®, US 500 and The 500 are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by S&P and sublicensed for certain purposes by BMO. The ETNs are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in such product(s) nor do they have any liability for any errors, omissions, or interruptions of the S&P 500® Index.

For further information: BMO Media Contact: Kelly Hechler, Toronto, Kelly.hechler@bmo.com, (416) 867-3996.